July 25, 2022

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Bond Trust - File No. 811-03006, John Hancock California Tax-Free Income Fund - File No. 811-05979, John Hancock Capital Series - File No. 811-01677, John Hancock Collateral Trust - File No. 811-23027, John Hancock Current Interest - File No. 811-02485, John Hancock Funds III - File No. 811-21777, John Hancock Investment Trust - File No. 811-00560, John Hancock Investment Trust II - File No. 811-03999, John Hancock Municipal Securities Trust - File No. 811-05968, John Hancock Sovereign Bond Fund - File No. 811-02402, and John Hancock Strategic Series - File No. 811-04651 (each, a “Trust” and collectively, the “Retail Trusts”)

Dear Mr. Oh:

This letter is in response to additional comments received by telephone on July 18, 2022 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to the definitive proxy statements on Schedule 14A for John Hancock Investment Trust, which were filed with the SEC on July 14, 2022 (the “Proxy Statement”). I note your comments are based on your review of the definitive proxy statement filed with respect to John Hancock Investment Trust, but that your comments are applicable to each other definitive proxy statement filed on behalf of each Trust noted above, as well as to the preliminary proxy statements filed on behalf of the following registrants, if relevant, each of which was filed contemporaneously with the Proxy Statement: John Hancock Exchange-Traded Fund Trust (“JHETFT) — File No. 811-22733, John Hancock Funds II (“JHF II”) — File No. 811-21779 and John Hancock Variable Insurance Trust (“JHVIT” and, together with the Retail Trusts, JHETFT and JHF II, the “Trusts”) — File No. 811-04146 (together with the Proxy Statement, the “Proxy Statements”). The purposes of the Proxy Statements are to: (1) elect eight trustees to each Trust’s board of trustees (seven trustees in the case of JHETFT): (2) solicit shareholder approval of a new form of advisory agreement for certain series of certain Retail Trusts; (3) solicit shareholder approval of a “manager of managers” structure for certain series of certain Retail Trusts; and (4) solicit shareholder approval of amendments to the Declarations of Trust of JHF II and JHVIT. Unless otherwise stated, capitalized terms have the same meaning given in the Proxy Statements.

This letter responds to the staff’s request for additional information regarding comments relating to preliminary proxy statements on Schedule 14A for the Trusts that were addressed in a letter to the staff dated July 13, 2022 (the “Original Response Letter”).

For convenience, we have set forth each comment below, followed by the response.

Comment 1 — Please confirm that the new number of Trustees has been approved by a majority vote of the existing Trustees, as required by the Declaration of Trust.

Response to Comment 1 — The Trusts so confirm.

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Comment 2 — With respect to the Response to Comment 14 in the Original Response Letter, please confirm that John Hancock Investment Trust revised the disclosure to provide that the four bullets under the heading “Introduction” are not the only differences between the Proposed Advisory Agreement and the Current Advisory Agreements.

Response to Comment 2 — The Trust so confirms.

Comment 3 — With respect to Response to Comment 20 in the Original Response Letter, the staff notes that the additional disclosure states that:

“The Board considered with respect to Proposal 2 the differences between the Current Advisory Agreement and Proposed Advisory Agreement, as described above and agreed that the form of Proposed Advisory Agreement structure would more clearly delineate the Adviser’s duties by separating the Adviser’s non-advisory functions from its advisory functions. The enhanced delineation is expected to facilitate oversight of the Adviser’s advisory and non-advisory activities without leading to any increase in the Funds’ overall expense ratios or decrease in the nature, extent and quality of services provided.”

Please either: (1) include disclosure with respect to the three other “main” changes referenced under the heading “Introduction”; or (2) confirm that the disclosure represents the Board’s discussion with respect to the differences between the form of Proposed Advisory Agreement and the Current Advisory Agreements.

Response to Comment 3 — John Hancock Investment Trust notes supplementally that the entirety of the disclosure under the heading “Proposal 2 – Approval of a New Form of Advisory Agreement” reflects everything that the Board considered with respect to the differences between the form of Proposed Advisory Agreement and the Current Advisory Agreements.

Comment 4 — With respect to Response to Comment 28 in the Original Response Letter, the staff clarifies that it asked for the Proxy Statements to include one sentence disclosing where a copy of the notice, proxy statement and proxy voting ballot are available online and providing a website where such documents are available.

Response to Comment 4 — The Trusts acknowledge the staff’s comment.

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Should you have any questions regarding the foregoing, please contact me at (617) 951-9053.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes

Cc: Nicholas J. Kolokithas, Assistant Secretary of the Trusts

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